March 30, 2007

VIA FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:  David H. Roberts

Re:	KKR Financial Holdings LLC (the “Registrant”) Pre-Effective Amendment
No. 2 to the Registration Statement on Form S-4 (Reg. No. 333-140586)
(the “Registration Statement”)

Dear Mr. Roberts:

KKR Financial Holdings LLC, the Registrant, requests acceleration of the effective date of Registrant’s Pre-Effective Amendment No. 2 to the Registration Statement on Form S-4 (Reg. No. 333-140586) to 3:00 p.m. on Monday, April 2, 2007 or as soon thereafter as practicable.

The Registrant acknowledges that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, as they related to the public offering of securities specified in the Registration Statement.

In connection with the foregoing, the undersigned acknowledges, on behalf of the Registrant, that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your attention to this file.  If you should have any questions, please call the Registrant’s attorney, Michael A. Gordon, at (312) 853-2217 or me at (415) 315-3620.

Very truly yours,

KKR Financial Holdings LLC

/s/ Andrew J. Sossen
Andrew J. Sossen, Secretary